Subsidiaries
of
Clenergen Corporation

State or
Jurisdiction of
Name of Entity	Organization
Clenergen India Private Limited	Tamilnadu, India
Clenergen Biopower Corporation	Florida
Clenergen Corporation Limited (UK)	England and Wales